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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NETRO CORPORATION

(Name of Issuer)

Common

(Title of Class of Securities)

64114R10

(CUSIP Number)

AT&T Wireless Services, Inc. 7277 164th Avenue NE, Building 1 Redmond, WA 98052 Attn: General Counsel	with a copy to:	Perkins Coie LLP 1201 Third Avenue, Suite 4800 Seattle, WA 98101 Attn: Mr. Eric DeJong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 24013d-1(f) or 24013d-1(g), check the following box.   ☐

SCHEDULE 13D/A

CUSIP No. 64114R10

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) AT&T Wireless Services, Inc. 91-1379052

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,136,724

	8	SHARED VOTING POWER N/A

	9	SOLE DISPOSITIVE POWER 2,136,724

	10	SHARED DISPOSITIVE POWER N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,136,724

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.59%(1)

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Percentage is based upon 38,194,406 shares of Common Stock outstanding (61,194,406 shares outstanding as of July 12, 2002, less 23,000,000 shares reported purchased by Netro Corporation in its self-tender offer which was completed on or about August 16, 2002).

Item 1. Security and Issuer.

     This Amendment No. 1 supplements and amends the Schedule 13D dated February 12, 2002 and originally filed with the Securities and Exchange Commission on February 22, 2002 (the “Original Filing”) and relates to the Common Stock, par value $.001 per share (“Common Stock”), of Netro Corporation, a Delaware corporation (“Issuer”). Its principal executive office is located at 3860 North First Street, San Jose, CA 95134.

Item 2. Identity and Background.

     The information contained in Item 2 of the Original Filing is hereby amended as follows:

     This filing is made by AT&T Wireless Services, Inc. (“AT&T Wireless”). AT&T Wireless is a Delaware corporation organized for the purpose of providing wireless communications including, but not limited, to digital wireless networks and wireless voice and data services. The principal business location of AT&T Wireless is 7277 164th Avenue NE, Building 1, Redmond, Washington 98052.

     Attached as Schedule A to this schedule 13D, and incorporated herein by reference, is information concerning the directors and executive officers of AT&T Wireless Services, which is required to be disclosed pursuant to General Instruction C to Schedule 13D.

     During the last five years, AT&T Wireless has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, Federal or State securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Not amended.

Item 4. Purpose of Transaction

     The information contained in Item 4 of the Original Filing is hereby supplemented as follows:

     On July 19, 2002, the Issuer commenced a self-tender offer pursuant to which it offered to purchase up to 23,000,000 shares of Common Stock at a purchase price of not greater than $4.00 per share nor less than $3.50 per share (the “Self Tender Offer”). The Company’s self-tender offer expired at midnight on August 16, 2002. According to the Issuer’s public announcement on August 23, 2002, the Company accepted for payment a total of 23,000,000 shares of Common Stock at a purchase price of $3.50 per share in connection with the Self-Tender Offer. The Issuer accepted for payment 6,063,276 shares of Common Stock held by AT&T Wireless in the Self Tender Offer.

     Consistent with AT&T Wireless’s intent to acquire and hold the Issuer’s shares for investment, AT&T Wireless has from time to time assessed and will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities in particular, other developments and other investment opportunities, as well as AT&T Wireless’s investment objectives and diversification requirements. Depending on such assessments, AT&T Wireless may determine to sell or otherwise dispose of all or some of its holdings of the Issuer’s shares.

Item 5. Interest in Securities of the Issuer

     The information contained in Item 9 of the Original Filing is hereby amended as follows:

     (a)  Following the disposition by AT&T Wireless of shares of Common Stock in the Issuer’s Self Tender Offer described in response to Item 4, AT&T Wireless beneficially owns shares of Common Stock representing 5.59% of the Issuer’s outstanding shares of Common Stock based on a total of 38,194,406 shares of Common Stock outstanding (61,194,406 shares of Common Stock outstanding as of July 12, 2002, less the 23,000,000 shares purchased by the Issuer in the Self-Tender Offer).

(b)	Sole voting power:	2,136,724
	Shared voting power	0
	Sole dispositive power:	2,136,724
	Shared dispositive power:	0

     (c)  On or about August 16, 2002, the Issuer accepted for payment 6,063,276 shares of Common Stock held by AT&T Wireless in connection with the Self-Tender Offer described in response to Item 4.

     (d)  Not applicable.

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not amended.

Item 7. Material to be Filed as Exhibits

     Not amended.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2002	By:	/s/ Benjamin F. Stephens
(Date)		(Signature)

Benjamin F. Stephens
(Name)

Assistant Secretary
(Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

OF AT&T WIRELESS SERVICES, INC.

Name	Position	Business or Residence Address

Walter Y. Elisha	Director	AT&T Wireless Services, Inc. 7277 164th Avenue NE Redmond, WA 98052
Donald V. Fites	Director	Caterpillar Inc. 100 NE Adams Street Peoria, IL 61629-9210
Ralph S. Larsen	Director	Johnson and Johnson One Johnson and Johnson Plaza New Brunswick, NJ 08933
John W. Madigan	Director	Tribune Company 435 North Michigan Avenue Suite 2300 Chicago, IL 60611-4001
Nobuharu Ono	Director	NTT DoCoMo 461 Fifth Avenue, 24th floor New York, NY 10017
A. Barry Rand	Director	500 Woodbine road Stamford, CT 06903
Carolyn Ticknor	Director	2150 Bluestem Lane Boise, ID 83706
John D. Zeglis	Chairman, Chief Executive Officer	AT&T Wireless Services, Inc. 7277 164th Avenue NE Redmond, WA 98052
Adele D. Ambrose	Executive VP, Public Relations and Investor Communications	”
Michael R. Benson	Executive VP and Chief Information Officer	”
Lewis W. Chakrin	Executive VP, Corporate Strategy and Planning	”
Andre Dahan	President, Mobile Multimedia Services	”
Mohan S. Gyani	Pres. And CEO, AT&T Mobility Services	”
William W. Hague	Executive VP, Business Development	”
Robert H. Johnson	Executive VP — National Wireless Operations	”
Michael G. Keith	President, AT&T Wireless Telecorp	”
Gregory P. Landis	Executive VP and General Counsel	”
D. Jane Marvin	Executive VP-Human Resources	”

Name	Position	Business or Residence Address

Joseph McCabe, Jr.	Executive VP and Chief Financial Officer	”
Roderick D. Nelson	Executive VP and Chief Technology Officer	”
Philip H. Osman	Executive VP, Mobile Multimedia Services	”
Jordan M. Roderick	Pres., AT&T Wireless Services International	”
Gregory L. Slemons	Executive VP, Wireless Network Services	”